UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.

(Amendment No.__)

Apexigen, Inc.

(Name of Issuer)

Common Stock, par value $ 0.0001 per share

(Title of Class of Securities)

03759B102

(CUSIP Number)

July 29, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03759B102

1.	Names of Reporting Persons Decheng Capital China Life Sciences USD Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,894,551 shares of common stock (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,894,551 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,894,551 shares of common stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8% of common stock (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by Decheng Capital China Life Sciences USD Fund II, L.P. (“Decheng Fund II”), Decheng Capital Management II (Cayman), LLC (“Decheng II GP”) and Xiangmin Cui, the sole managing director of Decheng II GP (Xiangmin Cui, collectively with Decheng Fund II and Decheng II GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Such 1,894,551 shares of common stock are held directly by Decheng Fund II. Decheng II GP is the general partner of Decheng Fund II and Xiangmin Cui, the founder and managing director of Decheng Capital, is the sole managing director and sole voting shareholder of Decheng II GP. Each of Decheng II GP and Xiangmin Cui may exercise voting and dispositive power over these shares directly held by Decheng Fund II.
(3)	The beneficial ownership percentage is calculated based on 21,445,035 shares of common stock as reported in the Issuer’s Form 8-K filed with the SEC on August 4, 2022.

CUSIP No. 03759B102

1.	Names of Reporting Persons Decheng Capital Management II (Cayman), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,894,551 shares of common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,894,551 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,894,551 shares of common stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8% of common stock (3)

12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Such 1,894,551 shares of common stock are held directly by Decheng Fund II. Decheng II GP is the general partner of Decheng Fund II and Xiangmin Cui, the founder and managing director of Decheng Capital, is the sole managing director and sole voting shareholder of Decheng II GP. Each of Decheng II GP and Xiangmin Cui may exercise voting and dispositive power over these shares directly held by Decheng Fund II.
(3)	The beneficial ownership percentage is calculated based on 21,445,035 shares of common stock as reported in the Issuer’s Form 8-K filed with the SEC on August 4, 2022.

CUSIP No. 03759B102

1.	Names of Reporting Persons Xiangmin Cui

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒(1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 1,894,551 shares of common stock (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 1,894,551 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,894,551 shares of common stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.8% of common stock (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Such 1,894,551 shares of common stock are held directly by Decheng Fund II. Decheng II GP is the general partner of Decheng Fund II and Xiangmin Cui, the founder and managing director of Decheng Capital, is the sole managing director and sole voting shareholder of Decheng II GP. Each of Decheng II GP and Xiangmin Cui may exercise voting and dispositive power over these shares directly held by Decheng Fund II.
(3)	The beneficial ownership percentage is calculated based on 21,445,035 shares of common stock as reported in the Issuer’s Form 8-K filed with the SEC on August 4, 2022.

CUSIP No. 03759B102

Item 1.
(a)	Name of Issuer Apexigen, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 75 Shoreway Rd., Suite C San Carlos CA 94070
Item 2.
	(a)	Name of Person Filing Decheng Capital China Life Sciences USD Fund II, L.P. Decheng Capital Management II (Cayman), LLC Xiangmin Cui
	(b)	Address of Principal Business Office or, if none, Residence No. 6, 1006 Huashan Road Shanghai 200050, China
	(c)	Citizenship Decheng Capital China Life Sciences USD Fund II, L.P.: Cayman Islands Decheng Capital Management II (Cayman), LLC: Cayman Islands Xiangmin Cui: United States
	(d)	Title of Class of Securities Common Stock, par value $ 0.0001 per share

	(e)	CUSIP Number 03759B102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of common stock by the Reporting Persons filing this statement on Schedule 13G is provided as of August 8, 2022:

Reporting Persons	Common Stock Shares Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Common Stock Shares(1)(4)	Percentage of the Aggregate Voting Power(1)(4)
Decheng Capital China Life Sciences USD Fund II, L.P.	1,894,551	1,894,551	1,894,551	1,894,551	8.8%	8.8%
Decheng Capital Management II (Cayman), LLC (2)	0	1,894,551	1,894,551	1,894,551	8.8%	8.8%
Xiangmin Cui (3)	0	1,894,551	1,894,551	1,894,551	8.8%	8.8%

(1)	Represents the number of shares beneficially owned by the Reporting Persons as of August 8, 2022.
(2)	Decheng Capital Management II (Cayman), LLC is the general partner of Decheng Capital China Life Sciences USD Fund II, L.P. and as such, may exercise voting and dispositive power over the shares held by Decheng Capital China Life Sciences USD Fund II, L.P.
(3)	Xiangmin Cui is the sole managing director and voting shareholder of Decheng Capital Management II (Cayman), LLC, the general partner of Decheng Capital China Life Sciences USD Fund II, L.P. and as such, may exercise voting and dispositive power over the shares held by Decheng Capital China Life Sciences USD Fund II, L.P.

(4)	The Reporting Persons in the aggregate beneficially own 8.8% of the outstanding Common Stock. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G. Each of the Reporting Persons may be deemed to beneficially own the percentage of Common Stock listed above which is calculated based on 21,445,035 shares of common stock as reported in the Issuer’s Form 8-K filed with the SEC on August 4, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits:

Exhibit I:	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2022

Decheng Capital China Life Sciences USD Fund II, L.P.
By: Decheng Capital Management II (Cayman), LLC, its general partner

By:	/s/ Xiangmin Cui
Name: Xiangmin Cui
Title: Director

Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui
Name: Xiangmin Cui
Title: Director

/s/ Xiangmin Cui
Xiangmin Cui

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock of Apexigen, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 8, 2022

Decheng Capital China Life Sciences USD Fund II, L.P.
By: Decheng Capital Management II (Cayman), LLC, its general partner

By:	/s/ Xiangmin Cui
Name: Xiangmin Cui
Title: Director

Decheng Capital Management II (Cayman), LLC

By:	/s/ Xiangmin Cui
Name: Xiangmin Cui
Title: Director

/s/ Xiangmin Cui
Xiangmin Cui